UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(§ 240.13(E)-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

CALAMOS ASSET MANAGEMENT, INC.

(Name of Issuer)

CALAMOS ASSET MANAGEMENT, INC.

(Name of the Person Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

12811R104

(CUSIP Number of Class of Securities)

J. Christopher Jackson

Senior Vice President and General Counsel

Calamos Asset Management, Inc.

2020 Calamos Court

Naperville, Illinois 60563

(630) 245-7200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

John T. Blatchford

Christopher G. Barrett

Vedder Price P.C.

222 N. LaSalle St., Suite 2600

Chicago, Illinois 60601

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☒	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$169,377,211	$19,631

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Class A Common Stock, par value $0.01 per share (the “Shares”), of Calamos Asset Management, Inc. (the “Company”) by CPCM Acquisition, Inc., a Delaware corporation (the “Offeror”), at a purchase price of $8.25 per Share, net to the seller in cash. There were 20,530,571 Shares outstanding as of December 30, 2016, none of which are held by the Offeror.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2017 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$19,631
Form or Registration No.:	Schedule TO (File No. 005-80145)
Filing Parties:	CPCM Acquisition, Inc., Calamos Partners LLC, John P. Calamos, Sr. and John S. Koudounis
Date Filed:	January 18, 2017

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by Calamos Asset Management, Inc., a Delaware corporation (the “Company”), in connection with a tender offer by CPCM Acquisition, Inc., a Delaware corporation (the “Offeror”), a wholly owned subsidiary of Calamos Partners, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), of the Company. Offeror, Parent, John P. Calamos, Sr., the Founder, Chairman of the Board and Global Chief Investment Officer of the Company who controls the Parent, and John S. Koudounis, the Chief Executive Officer of the Company, are sometimes referred to herein collectively as the “Purchaser Group.” The tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 18, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together with any amendments or supplements thereto constitute the “Offer”), each as originally filed with the Tender Offer Statement of the Purchaser Group with the Securities and Exchange Commission (the “SEC”) on January 18, 2017 (the “Schedule TO”). Unless otherwise defined herein, capitalized terms used in this Schedule 13E-3 shall have the meanings assigned to them in the Offer to Purchase or, as applicable, in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that has been filed by the Company in response to the Offer.

The information contained in the Offer to Purchase and the Schedule 14D-9, including all schedules and annexes thereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein.

The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Offer to Purchase and the Schedule 14D-9. All information contained in this Schedule 13E-3 concerning the Company, Offeror, Parent and other members of the Purchaser Group has been provided by such person and not by any other person.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO and/or Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3.

Item 1.	Summary Term Sheet

Item 1001 of Regulation M-A

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

Item 1002 of Regulation M-A

(a) Name and Address. The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information” and the information set forth in the Offer to Purchase under the “The Offer—Section 8—Certain Information Concerning the Company” is incorporated herein by reference.

(b) Securities. The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information” and the information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.

(c) Trading Marking and Price. The information set forth in the Offer to Purchase under “The Offer—Section 6—Price Range of Shares; Dividends” is incorporated herein by reference.

(d) Dividends. The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors— Section 7—Summary of the Merger Agreement”, “The Offer—Section 6—Price Range of Shares; Dividends” and “The Offer—Section 11—Dividends and Distributions” is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in the Offer to Purchase under “Schedule B—Security Ownership of Certain Beneficial Owners” and under “Item 8. Additional Information—(f) Company Repurchases of Common Stock” in the Schedule 14D-9 is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person

Item 1003(a)-(c) of Regulation M-A

(a) Name and Address. The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information” and “Item 8. Additional Information—(g) Certain Information Concerning the Company’s Directors and Executive Officers” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “The Offer—Section 8—Certain Information Concerning the Company” and “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” is incorporated herein by reference.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in Schedule 14D-9 under “Item 8. Additional Information—(g) Certain Information Concerning the Company’s Directors and Executive Officers” is incorporated herein by reference.

Item 4.	Terms of the Transaction

Item 1004(a), (c)-(f) of Regulation M-A

(a) Material Terms; Tender Offers

(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “The Offer—Section 10—Source and Amounts of Funds” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

(a)(1)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “The Offer—Section 1—Terms of the Offer” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “The Offer—Section 4—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “The Offer—Section 3—Procedure for Tendering Shares” and “The Offer—Section 4—Withdrawal Rights” are incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “The Offer—Section 1—Terms of the Offer”, “The Offer—Section 2—Acceptance for Payment and Payment for Shares” and “The Offer—Section 12—Conditions of the Offer” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the Offer to Purchase under “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(a)(2)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(2)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 7—Summary of the Merger Agreement” and “The Offer—Section 2—Acceptance for Payment and Payment of Shares” is incorporated herein by reference.

(a)(2)(iii) The information set forth in the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger” is incorporated herein by reference.

(a)(2)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Background”, “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board”, “Special Factors—Section 5—Effects of the Offer and the Merger” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(2)(v) The information set forth in the Offer to Purchase under “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(2)(vi) Not applicable.

(a)(2)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(c) Different Terms. The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction”, “Special Factors— Section 5—Effects of the Offer and the Merger”, and “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Schedule 14D-9 under the captions “Item 8. Additional Information—Appraisal Rights under the Delaware General Corporation Law” and “Annex B—Section 262 of the General Corporation Law of the State of Delaware” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3”, and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Item 1005(a)-(c) and (e) of Regulation M-A

(a) Transactions. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares”, “Special Factors—Section 10—Related Party Transactions” and “Special Factors—Section 11—Interests of Certain Persons in the Offer” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 7—Summary of the Merger Agreement”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” and “Special Factors—Section 10—Related Party Transactions” is incorporated herein by reference.

(c) Negotiations or Contracts. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 10—Related Party Transactions” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 10—Related Party Transactions” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

Item 1006(b) and (c)(1)-(8)

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 5—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c) Plans.

(c)(1) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Background”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(c)(2) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(c)(3) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction”, “Special Factors—Section 7—Summary of the Merger Agreement”, “The Offer—Section 6—Price Range of Shares; Dividends” and “The Offer—Section 11—Dividends and Distributions” is incorporated herein by reference.

(c)(4) The information set forth in the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(c)(5) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 5—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(6)–(c)(8) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 5—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

Item 1013 of Regulation M-A

(a) Purposes. The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Background” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Merger;

Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger” is incorporated herein by reference.

(c) Reasons. The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and “Special Factors—Section 5—Effects of the Offer and the Merger” is incorporated herein by reference.

(d) Effects. The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction”, “Special Factors—Section 5—Effects of the Offer and the Merger”, “Special Factors—Section 7—Summary of the Merger Agreement”, “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3”, “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences”, “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

Item 8.	Fairness of the Going-Private Transaction

Item 1014 of Regulation M-A

(a) Fairness. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board of Directors” and “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board” and “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Offer to Purchase under “Summary Term Sheet—What Are the Most Significant Conditions to the Offer?”, “Introduction”, and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board” and “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” and in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—(a) Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Background”, and “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board” and “Special Factors—Section 4— Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(f) Other Offers. Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations

Item 1015 of Regulation M-A

(a) Report, Opinion or Appraisal. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Shares or any representative thereof who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

Item 1007 of Regulation M-A

(a) Source of Funds. The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 10—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 10—Source and Amount of Funds” is incorporated herein by reference.

(c) Expenses. The information set forth in the Offer to Purchase under “The Offer—Section 14—Fees and Expenses” and in the Schedule 14D-9 under “Item 8. Additional Information—(i) Expenses” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 10—Source and Amount of Funds” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company

Item 1008 of Regulation M-A

(a) Securities Ownership. The information set forth in the Offer to Purchase under “Schedule B—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Schedule 14D-9 under “Item 6. Interest in Securities of the Subject Company” and the information set forth in the Offer to Purchase under “Introduction”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares”, “Special Factors—Section 10—Related Party Transactions” and “Schedule B—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

Item 1012(d) and (e) of Regulation M-A

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—(f) Intent to Tender” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” and “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” is incorporated herein by reference.

(e) Recommendation of Others. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—(a) Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board of Directors” and “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” is incorporated herein by reference.

Item 13.	Financial Statements Consideration

Item 1010(a) and (b) of Regulation M-A

(a) Financial Information. The information set forth in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Company” is incorporated herein by reference. The financial statements of the Company are also incorporated herein by reference to its Form 10-K for the year ended December 31, 2015, including to the section in the Form 10-K titled “Part II—Item 8—Financial Statements and Supplementary Data”. The unaudited consolidated financial statements of the Company on its Form 10-Q for the quarter ended September 30, 2016 are incorporated herein by reference to the section titled “Item 1. Financial Information”.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

Item 1009 of Regulation M-A

(a) Solicitations or Recommendations. The information set forth in the Schedule 14D-9 under “Item 5. Persons/Assets Retained, Employed, Compensated or Used” and in the Offer to Purchase under “The Offer—Section 14—Fees and Expenses” is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in the Offer to Purchaser under “Summary Term Sheet”, “The Offer—Section 9—Certain Information Concerning the Offeror and Parent”, “The Offer—Section 10—Source and Amounts of Funds” and “Special Factors—Section 11—Interests of Certain Persons in the Offer” is incorporated herein by reference.

Item 15.	Additional Information

Item 1011(b) and (c) of Regulation M-A

(b) The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(a) Agreements with Executive Officers and Directors of the Company—Employment Agreements; Change in Control and Severance Provisions; Golden Parachute Compensation” is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Schedule 14D-9 under “Item 8—Additional Information” is incorporated herein by reference.

Item 16.	Exhibits

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated January 18, 2017 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(vi)	Form of advertisement, published January 18, 2017 in The New York Times (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(1)(vii)	Press release, dated December 19, 2016 (incorporated by reference to Schedule 14D-9C of the Company, filed with the SEC on December 19, 2016).

(a)(1)(viii)	Press release, dated January 11, 2017 (incorporated by reference to Schedule 14D-9C of the Company, filed with the SEC on January 11, 2017).

(b)(1)	Debt Commitment Letter, dated as of January 6, 2017 (incorporated by reference to Exhibit (b)(1) to the Schedule TO).

Exhibit No.	Description

(c)(1)	Opinion of Duff & Phelps (incorporated by reference to Annex A of the Schedule 14D-9).

(c)(2)	Presentation of Duff & Phelps dated December 18, 2016.*

(c)(3)	Presentation of Bank of America Merrill Lynch dated November 21, 2016 (incorporated by reference to Exhibit (c)(1) to Schedule 13E-3 of the Purchaser Group filed with the SEC on January 18, 2017).

(c)(4)	Presentation of Bank of America Merrill Lynch dated December 1, 2016 (incorporated by reference to Exhibit (c)(2) to Schedule 13E-3 of the Purchaser Group filed with the SEC on January 18, 2017).

(d)(1)	Agreement and Plan of Merger, dated January 10, 2017, by and among Parent, the Offeror and the Company (incorporated by reference to Exhibit 2.1 to Form 8-K filed by the Company with the SEC on January 12, 2017).

(d)(2)	Stockholders’ Agreement (“Stockholders’ Agreement”) among John P. Calamos, Sr., Nick P. Calamos and John P. Calamos, Jr., certain trusts controlled by them, Calamos Family Partners, Inc. and the Company (incorporated by reference to Exhibit 4.1 to the Form 10-Q filed by the Company with the SEC on December 3, 2004).

(d)(3)	Amendment to Stockholders’ Agreement, dated as of July 26, 2016 (incorporated by reference to Exhibit 4.1 to the Form 10-Q filed by the Company with the SEC on August 8, 2016).

(d)(4)	Registration Rights Agreement, dated as of November 2, 2004, between Calamos Family Partners, Inc., John P. Calamos, Sr. and the Company (incorporated by reference to Exhibit 4.2 to Form 10-Q filed by the Company with the SEC on December 3, 2004).

(f)	The information set forth in the Schedule 14D-9 under the captions “Item 8. Additional Information—Appraisal Rights under the Delaware General Corporation Law” and “Annex B—Section 262 of the General Corporation Law of the State of Delaware” is incorporated herein by reference.

(g)	None.

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 19, 2017		CALAMOS ASSET MANAGEMENT, INC.

	By:	/s/ J. Christopher Jackson
	Name:	J. Christopher Jackson
	Title:	Senior Vice President and General Counsel